Exhibit 1.02

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on
Key Performance Metrics for November

New Games, Special Force and Shaiya, Continue Strong Growth in China

Beijing, December 7, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games in China.

Total registered users across all online games of CDC Games exceeded 123 million as of the end of November. Overall revenues for CDC Games are becoming more diversified with Yulgang revenues accounting for 56 percent of the total and the five newer games: Special Force, Shaiya, MIR III, EVE Online and Shine Online accounting for 44 percent, as of the end of November.

Special Force, launched in June 2007 as the first free-to-play, pay for merchandise FPS (first person shooter) game in China, experienced growth in key categories during November. Special Force is also ranked among the Top-10 most popular games in China according to 17173.com. Compared to October 2007, key metrics for November 2007 were:

•	Average daily revenue growth of 51 percent;

•	Growth in total registered users of 23 percent, now totaling more than 9.4 million;

•	Growth in peak concurrent users (PCU) of 14 percent; and

•	Growth in average concurrent users (ACU) of 12 percent.

Shaiya Online, one of the games acquired in the OPTIC acquisition in July, also performed well, with November 2007 average daily revenue growth of 16 percent compared to October 2007. Shaiya Online is an MMORPG set in a fantasy world where two nations, the “Alliance of Light” and the “Union of Fury” fight over the holy ground of “Eden.”

Revenue performance of the other games acquired in the OPTIC acquisition, MIR III and EVE Online, remained relatively stable from October to November 2007.

One of the company’s newer games, Shine Online, a cartoon fantasy, 3D MMORPG launched in late September 2007, began with strong revenue performance but has exhibited a decline in player activity and revenue during November 2007. An upgraded version of the game is due for availability in December, and feedback from players indicates that they are waiting for these updates to resume playing.

Yulgang, the company’s first MMORPG in China, continues to be included among China’s Top-10 most popular online games, according to 17173.com, in its third year of commercial availability. Recently hurt by pirated copies of the game operated illegally in China and our reported disputes with Yulgang’s licensor, MGame, Yulgang has experienced average daily revenues in November that are more than 20 percent above its July 2007 levels and that are virtually unchanged from October 2007. This recovery has been aided by the company’s active efforts to shut down pirate servers hosting the game. Working in conjunction with the Chinese government authorities, law enforcement agencies, as well as Internet operators, CDC Games now believes that less than 10 percent of players of the pirated games remain active on those games. The company intends to continue its efforts to eliminate the Pirate servers, including its leadership of the OGAAP (Online Games Alliance Against Piracy) initiative which has received strong endorsements and support from Chinese governmental agencies regulating the online gaming industry, as well as enthusiastic interest and participation of gaming and entertainment companies worldwide.

“We are very happy to see Special Force continuing to grow and gain momentum in its fifth full month of commercial availability,” said Xiaowei Chen, Ph.D., president of CDC Games. “As with any new online game, we are starting from a small base of active players, so the overall revenue impact is still relatively small in this early stage. Based on the current popularity of Special Force and its growth rate experienced to date, we expect it will be a significant contributor for CDC Games going forward. We are also happy to see improved and sustained performance of Yulgang during the past three months. We intend to continue negotiating with Mgame executives and work with the legal teams with the hope that we can soon settle our dispute,”

Chen added, “We are also very excited about the start of our open beta program for Minna de Battle, our first MMORPG for the Japan market, and the pending launch of Lunia Online in the United States. With these new games, we intend to establish CDC Games as a global game publisher with online games operating in three of the world’s major markets; China, Japan and the U.S.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in 2007, Special Force has consistently ranked in the Top 10 downloaded games in China. Currently, CDC Games offers six popular MMO online games in China that include: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company is planning launches of Lunia Online in the U.S. and Minna de Battle in Japan along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to diversify and continue diversifying its revenues, successfully measure, choose, collect data regarding and evaluate key performance metrics for its games, the ability to successfully grow in key performance areas, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding the number of players continuing to play games on pirate servers, our intent to continue pursuing and successfully eliminating these pirate servers and the effects that this may have on our future revenues, our expectation regarding the future contributions to revenue of our games, including Special Force, our continued negotiations with MGame management, our ability to increase revenues for Yulgang, improve average revenue per user (ARPU) for Yulgang, increase revenues for Special Force, increase revenue performance during Q4 2007, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully first person shooter and other games; (c) the future growth of the online games industry in the China market ad other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.